As filed with the Securities and Exchange Commission on September 10, 2013.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Form 20-F/A

Amendment No. 1

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended_____________________________________________________
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-55041

Can-Fite BioPharma Ltd.

(Exact name of Registrant as specified in its charter)

Can-Fite BioPharma Ltd., an Israeli Limited Company

(Translation of the Registrant’s name into English)

Israel

(Jurisdiction of incorporation)

10 Bareket Street, Kiryat Matalon, P.O. Box 7537, Petah-Tikva 4951778, Israel

(Address of principal executive offices)

Motti Farbstein
Chief Operating and Financial Officer
Tel: +972 (3) 924-1114

Fax: +972 (3) 924-9378

motti@canfite.co.il

10 Bareket Street, Kiryat Matalon, P.O. Box 7537, Petah-Tikva 4951778, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies of communications to:

Robert L. Grossman, Esq.	Ronen Kantor, Adv.
Greenberg Traurig, P.A.	Kantor & Co. Law Offices
333 Avenue of the Americas	12 Abba Hillel Silver Rd.
(333 S.E. 2nd Avenue)	Ramat Gan, Israel 52506
Miami, Florida 33131	Tel: 972-3-6133371
Tel: (305) 579-0500	Fax: 972-3-6133372
Fax: (305) 961-5756

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing 2 Ordinary Shares, par value NIS 0.25 per share

(Title of Class)

Ordinary Shares, par value NIS 0.25 per share*

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

* Not for trading, but only in connection with the registration of the American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Registration Statement on Form 20-F (File No. 000-55041) filed with the Securities and Exchange Commission by Can-Fite BioPharma Ltd. (the “Company”) on September 9, 2013 (the “Original Registration Statement”), is being filed solely to amend and restate Item 19 of Part III of the Original Registration Statement in its entirety and to file with this Amendment the full text of each exhibit listed therein that had been incorporated in the Original Registration Statement by reference to the Company’s previously filed Draft Registration Statement on Form 20-F and Amendment No. 1 to the Draft Registration Statement on Form 20-F.  Except as specifically provided in the immediately preceding sentence, the Original Registration Statement remains unmodified.

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd.

2.1	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated ____________ (incorporated herein by reference, filed as Exhibit 1 to the Registration Statement on Form F-6 filed with the SEC on August 21, 2013).

4.1	Employment and Non-Competition Agreement with Barak Singer, dated February 22, 2011 (effective March 20, 2011).

4.2	Amendment to Employment and Non-Competition Agreement with Barak Singer, dated February 28, 2013.

4.3	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003.

4.4	Consulting Agreement with BioStrategies Consulting, Ltd, dated September 27, 2005.

4.5	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002.

4.6	Master Services Agreement with Accellient Partners, dated May 10, 2010.

4.7	Patent License Agreement—Exclusive, by and between the U.S. Public Health Service and Can-Fite BioPharma Ltd., dated January 29, 2003.

4.8	First Amendment to Exclusive Patent License Agreement L-249-2001/0, by and between the National Institutes of Health and Can-Fite BioPharma Ltd., dated August 15, 2005.

4.9	Second Amendment to L-249-2001/0, by and between the National Institutes of Health and Can-Fite BioPharma Ltd., dated February 4, 2013.

4.10	License Agreement, by and between the University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009.

4.11	License Agreement, by and between Seikagaku Corporation and Can-Fite BioPharma Ltd., dated September 22, 2006.

4.12	Addendum to License Agreement, by and between Seikagaku Corporation and Can-Fite BioPharma Ltd., dated December 11, 2006.

4.13	Representative Agreement, by and between Fuji Techno Interface Ltd. and Can-Fite BioPharma Ltd., dated September 22, 2006.

4.14	Letter Agreement, by and between Seikagaku Corporation and Can-Fite BioPharma Ltd., dated December 8, 2009.

4.15	License Agreement, by and between Kwang Dong Pharmaceutical Co., Ltd. and Can-Fite BioPharma Ltd., dated December 14, 2008.

4.16	License Agreement, by and between Eye-Fite, Ltd. and Can-Fite BioPharma Ltd., dated November 21, 2011.

1

Exhibit No.	Description

4.17	Services Agreement, by and among Denali Concrete Management Inc., Eye-Fite Ltd. and Can-Fite BioPharma Ltd., dated November 21, 2011.

4.18	Letter from Can-Fite BioPharma Ltd. Regarding “Reimbursement for the Costs of the Clinical Trial”, dated February 24, 2013.

4.19	Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011.

4.20	Stock Purchase Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011.

4.21	Subscription Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011.

4.22	Subscription Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011.

4.23	Common Stock Purchase Warrant, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011.

4.24	Memorandum of Understanding, by and between Morningside Asia Venture (HK) Limited and Can-Fite BioPharma Ltd., dated January 19, 2010.

4.25	Can-Fite BioPharma Ltd. 2003 Share Option Plan.

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd. (1)

15.1	Consent of Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and member firm of Ernst & Young Global Limited. (1)

(1) Incorporated herein by reference to the Registration Statement on Form 20-F (File No.000-55041) filed with the SEC on Septmeber 9, 2013.

2

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the registration statement on its behalf.

CAN-FITE BIOPHARMA LTD.

By:	/s/ Pnina Fishman, Ph.D.
Pnina Fishman, Ph.D.
Chief Executive Officer

Date: September 10, 2013